FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 18, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 30 July 2025 (official registry number 2844) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 11 and 17 September 2025 (both inclusive).

The cash amount of the shares purchased to 17 September 2025 as a result of the execution of the Buyback Programme amounts to 424,880,214 Euros, which represents approximately 25% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 14.5% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
11/09/2025	SAN	Purchase	XMAD	845,445	8.4642
11/09/2025	SAN	Purchase	CEUX	99,462	8.4723
11/09/2025	SAN	Purchase	TQEX	23,431	8.4803
11/09/2025	SAN	Purchase	AQEU	31,662	8.4632
12/09/2025	SAN	Purchase	XMAD	1,070,032	8.4424
12/09/2025	SAN	Purchase	CEUX	73,417	8.4225
12/09/2025	SAN	Purchase	TQEX	26,921	8.4306
12/09/2025	SAN	Purchase	AQEU	29,630	8.4282
15/09/2025	SAN	Purchase	XMAD	830,534	8.5918
15/09/2025	SAN	Purchase	CEUX	96,043	8.5939
15/09/2025	SAN	Purchase	TQEX	19,618	8.5934
15/09/2025	SAN	Purchase	AQEU	53,805	8.5960
16/09/2025	SAN	Purchase	XMAD	1,084,563	8.5030
16/09/2025	SAN	Purchase	CEUX	79,138	8.5114
16/09/2025	SAN	Purchase	TQEX	14,524	8.5135
16/09/2025	SAN	Purchase	AQEU	21,775	8.5229
17/09/2025	SAN	Purchase	XMAD	825,565	8.4097
17/09/2025	SAN	Purchase	CEUX	92,669	8.4104
17/09/2025	SAN	Purchase	TQEX	29,706	8.4095
17/09/2025	SAN	Purchase	AQEU	52,060	8.4122
			TOTAL	5,400,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 18 September 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 11/09/2025 and 17/09/2025 (both inclusive)

(https://www.santander.com/content/dam/santandercom/es/documentos/cumplimiento/do-anexo-i-11-a-17-sept-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 18, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance